Exhibit 3.1

Execution Version

CERTIFICATE OF FORMATION

OF

beach acquisition co parent, LLC

This Certificate of Formation of Beach Acquisition Co Parent, LLC (the “Company”), dated as of April 28, 2025, has been duly executed and filed by the undersigned authorized person to form a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101 et seq. (the “Act”):

FIRST: The name of the limited liability company formed hereby is “Beach Acquisition Co Parent, LLC”.

SECOND: The address of the Company’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The registered agent of the Company for service of process at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation as of the date first written above.

/s/ Rehan Staton
Name: Rehan Staton
Title: Authorized Person